April 30, 2008

VIA EDGAR & FEDEX

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Mail Stop 3561

Re:	Alabama Aircraft Industries, Inc.

Form 10-K for the year ended December 31, 2007, Filed March 31, 2008

File No. 000-13829

Dear Ms. Cvrkel:

Alabama Aircraft Industries, Inc. (“Alabama Aircraft” or the “Company”) is in receipt of the Staff’s letter dated April 18, 2008 regarding the above-referenced filing. We are responding to the Staff’s comments as set forth below. Our responses set forth in this letter are numbered to correspond to the Staff’s letter. For ease of reference, we have set forth the Staff’s comment and Alabama Aircraft’s response below.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis

– Results of Operations, page 16

1.	We note that although you discuss revenue by segment, your discussion of cost of sales and gross profit is done at a consolidated level. In light of the fact that it appears from Note 15 that the gross profit margin earned by the MCS segment is significantly higher than that earned by the GSS segment, and is material to consolidated gross profit, please revise future filings to discuss cost of sales and gross profit separately for each reporting segment.

Linda Cvrkel

April 30, 2008

Alabama Aircraft’s Response: In future filings, the Company will revise its results of operations to include a separate discussion of cost of sales and gross profit for each reporting segment.

Audited Financial Statements

Consolidated Statements of Operations, page 31

2.	We note that the statement of operations includes a “net sales” presentation. Please tell us, and revise the notes to the financial statements in future filings to disclose, the nature of any adjustments or allowances that have been recorded as a reduction to revenue. If the amount is material, please separately disclose the amount of the adjustments or allowances in the notes to the financial statements.

Alabama Aircraft’s Response: The Company advises the Staff that there are no adjustments or allowances that have been recorded as a reduction of revenue during the period presented. The Company will revise future filings to disclose the nature of any adjustments or allowances recorded as a reduction to revenue and will separately disclose the amount of the adjustments or allowances in the notes to the financial statements, to the extent that the amount of such adjustments or allowances are material.

3.	We note from your statement of operations that the per share amounts for diluted income from discontinued operations and diluted net income appear to be calculated using dilutive securities. Please note that the same number of weighted average common shares used in computing the basic per-share amount for income from continuing operations shall be used in computing the diluted per-share amounts when there is a loss from continuing operations. As a result, no potential common shares shall be included in the computation of any diluted per-share amount, even if you report net income. See paragraphs 15-16 of SFAS No. 128. Please revise future filings accordingly.

Alabama Aircraft’s Response: In future filings, when there is a loss from continuing operations, the Company will use the same number of weighted average common shares for computing diluted per-share amounts as used in computing basic per-share amounts, even if net income is reported.

Consolidated Statements of Stockholders’ Equity, page 32

4.	We note that in the year ended December 31, 2007 there is a $6.2 million impact from the sale of PWAS recorded as accumulated other comprehensive income (loss). Please explain to us the nature of this amount and tell us how the amount was calculated or determined.

Alabama Aircraft’s Response: The $6.2 million impact from the sale of PWAS recorded in accumulated other comprehensive income (loss) relates to the amount of unamortized net actuarial loss and unamortized prior service cost in accumulated other comprehensive income (loss) specifically related to employees at PWAS at the date that PWAS was sold. The

Linda Cvrkel

April 30, 2008

Company’s actuaries have historically tracked information at the specific entity level. The Company’s actuaries updated all the actuarial calculations through the date that PWAS was sold and all actuarially related accounts adjusted accordingly in the period PWAS was sold.

Consolidated Statements of Cash Flows, page 33

5.	We note your presentation of the change in restricted cash as a component of cash flows from operating activities on the statement of cash flows. Please tell us and revise future filings to explain why you believe presentation of changes in restricted cash as a component of operating cash flows is appropriate.

Alabama Aircraft’s Response: The Company classified the change in restricted cash as a component of cash flows from operating activities on the statement of cash flows because this was cash deposited in a restricted account as collateral for a letter of credit supporting workers compensation claims. Since the collateral is 100% of the letter of credit all the risk is being carried by the Company and none by the bank involved. The Company’s accruals for workers compensation claims are operating accounts and the change in those accounts are included as operating activities. The Company also believes that the restricted cash is similar in nature to a deposit with the only difference being the restricted cash is being held by the bank in the Company’s name versus being held by a third party. The Company also expected that over 50% of the required cash collateral would become unrestricted by the end of the first quarter when the letter of credit was reduced at which time the unrestricted cash would become available for operating purposes.

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

– Business, page 34

6.	We note your disclosure that several events could significantly impact the generation, availability and uses of cash over the next twelve months including whether you sell the subsidiary Space Vector Corporation in 2008. Please tell us if you have committed to a plan of sale and were actively marketing this subsidiary for sale as of December 31, 2007. If so, please tell us why it appears that the assets of this subsidiary have not been presented as held for sale on the balance sheet as of December 31, 2007. See paragraph 30 of SFAS No. 144.

Alabama Aircraft’s Response: The Company advises the Staff that, as of December 31, 2007, it was not committed to a plan of sale of Space Vector Corporation and was not actively marketing such subsidiary for sale. The requirements of paragraph 30 of SFAS No. 144 were not met as of December 31, 2007 and have not been subsequently met.

Linda Cvrkel

April 30, 2008

– Revenue Recognition, page 37

7.	We note your disclosure that you provide for losses on uncompleted contracts in the period in which management determines that the estimated total costs under the contract will exceed the estimated total contract revenues. Please tell us, and disclose in future filings, how you account for these losses, (i.e., element of contract cost or reduction of revenue). Please note that paragraph 88 of SOP 81-1 requires the provision of losses to be shown as additional cost rather than a reduction of revenue. Please advise.

Alabama Aircraft’s Response: The Company advises the Staff that it accounts for losses on uncompleted contracts as a component of cost of sales. The Company will revise future filings to disclose how it accounts for such losses.

8.	We note your disclosure that an amount equal to contract costs attributable to claims is included in revenues when realization is probable and the amount can be reasonably estimated. Please tell us the amount recorded for these claims, and if the amount is material, please revise future filings to disclose the amount and the nature and status of the principal items included in the amount. See Rule 5-02.6(d) of Regulation S-X and paragraph 65 of SOP 81-1.

Alabama Aircraft’s Response: The Company advises the Staff that there were no amounts included in revenues that were attributable to claims during the period presented. The Company further advises the Staff that it includes this statement in its disclosure because during prior periods it has periodically applied for equitable adjustments to be made under certain of its government contracts and because it may apply for similar equitable adjustments of government contracts again in the future. However, the Company does not currently have any such applications for equitable adjustments either pending or contemplated. The Company will revise future filings to include disclosure of the amount, nature and status of the principal items included in revenues that are attributable to claims.

Note 8. Stock Option Plans, page 44

9.	Please revise future filings to include all disclosures required by paragraph A240 of SFAS No. 123R. For example, please disclose:

•

As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. See paragraph A240(h).

•	The total intrinsic value of options exercised and exercisable for each year in which an income statement is presented. See paragraph A240(c) and (d).

•	A discussion of the methods used to determine the assumption used in the option pricing model. See paragraph A240(e)(2).

Linda Cvrkel

April 30, 2008

Alabama Aircraft’s Response: The Company will revise future filings to include all disclosures required by paragraph A240 of SFAS No. 123R.

Item 9A(T). Controls and Procedures, page 63

10.	We note from your disclosures in Item 9A(T) and on page 12, that you have determined that the material weakness due to the lack of financial resources remains at December 31, 2007. Please tell us, and disclose in future filings, the impact of this material weakness on the financial reporting and control environment and discuss management’s remediation plans. Also, in light of your disclosure on page 12 that it was noted that the CFO had the ability to make journal entries although no entries were made during the year ended December 31, 2006, please tell us whether this same situation existed as of December 31, 2007, or tell us how this issue has been resolved in 2007. Additionally, please revise MD&A in future filings to include a discussion of any identified material weaknesses and management’s remediation plan. See December 6, 2004 SEC Staff Speech by Dorsey and Hunsaker at the Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments.

Alabama Aircraft’s Response: The Company advises the Staff that lack of financial resources caused the Company to rely more on detect controls than on prevent controls during 2007 and to rely more heavily on qualified outside contractors during 2007. To remedy this material weakness, the Company has taken steps and will continue to take actions through changes in the Company’s internal control over financial reporting, including re-evaluating the staffing of its accounting function both in terms of number of personnel and level of expertise. As a result of this re-evaluation, the Company is in the process of adding an additional certified public accountant to its staff of accounting personnel to address the lack of resources in the financial close and reporting process. In addition, the Company believes that the sale of PWAS will simplify the financial reporting in 2008 and future periods. The Company further advises the Staff that, prior to December 31, 2007, it eliminated the Chief Financial Officer’s ability to make journal entries. The Company will revise its MD&A in future filings to include a discussion of any identified material weaknesses, the impact of such weaknesses on the financial reporting and control environment, and management’s remediation plan.

Note 10. Commitments and Contingencies

Environmental Compliance

11.

We note the disclosure in Note 10 indicating that in connection with the sale of PWAS, the Company and WAS contracted for the division of any environmental liability that may be required to meet applicable environmental remediation standards at the Company’s former Dothan, Alabama facilities. We also note that in the event significant environmental remediation is required, WAS will bear the risk of the first $1.0 million dollars of such losses and the Company will bear the risk of any losses in excess of $1.0 million but not to exceed $2.0 million in the aggregate and that the funds required to meet the Company’s obligations have been escrowed over a five-year period. Please tell us and clarify in future filings, how the amounts required to be escrowed in connection

Linda Cvrkel

April 30, 2008

with the sale of PWAS were considered in determining the gain recognized in connection with the sale of PWAS.

Alabama Aircraft’s Response: The Company advises the Staff, and will clarify in future filings, that no portion of the amounts required to be escrowed in connection with the sale of PWAS was considered as a portion of the gain recognized in connection with such sale.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alabama Aircraft’s Response: In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.

* * * * *

Please call me at (205) 592-0011 with any questions or comments you may have. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Randall C. Shealy
Randall C. Shealy
Senior Vice President and Chief Financial Officer

cc:	Ms. Claire Erlanger, Securities and Exchange Commission

Mr. Ronald A. Aramini, Alabama Aircraft Industries, Inc.

Ms. Doris K. Sewell, Alabama Aircraft Industries, Inc.

Mr. Craig M. Garner, Latham & Watkins LLP

Mr. Ben Proffitt, Grant Thornton LLP

ANNEX A

Company Certification

Pursuant to the Staff’s letter dated April 18, 2008 to Alabama Aircraft Industries, Inc. (the “Company”) with respect to the Company’s Form 10-K for the year ended December 31, 2007, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: April 30, 2008

/s/ Ronald A. Aramini
Ronald A. Aramini
President and Chief Executive Officer

/s/ Randall C. Shealy
Randall C. Shealy
Chief Financial Officer